

ANNUAL REPORT 2004




Franklin Savings

First Franklin Corporation

Franklin Savings

Your Money Friends



Here Today,

Here ~~Gone~~ Tomorrow












Franklin Savings











First Franklin Corporation

Table of Contents

Stockholder Information

2004 Earnings per share	$0.41
2004 Dividends declared per share	$0.32
Book value per share (1)	$14.57
Market value per share (2)	$19.70
Common shares outstanding (1)	1,654,706

(1) At December 31, 2004
(2) Nasdaq Closing Sale Price on December 31, 2004

Franklin Savings Locations

Corporate Office
4750 Ashwood Drive
Cincinnati, OH 45241
(513) 469-8000 FAX: (513) 469-5360

Branch Offices

Anderson
7944 Beechmont Avenue 45255
(513) 474-3750

Delhi
5015 Delhi Pike 45238
(513) 451-5252

Forest Park
Promenade Shopping Center
1100 West Kemper Road 45240
(513) 851-0400

O'Bryonville
2000 Madison Road 45208
(513) 321-0235

Roselawn
Valley Shopping Center
7615 Reading Road 45237
(513) 761-1101

Sharonville
11186 Reading Road 45241
(513) 563-6060

Western Hills
5791 Glenway Avenue 45238
(513) 471-7300

DirectTeller®
1-800-436-5100

www.franklinsavings.com


EQUAL HOUSING
LENDER

FDIC
INSURED

MEMBER

Franklin Savings provides high quality, cost effective financial products and services which accrue to the benefit of our customers, employees, shareholders, and the communities we serve.



Mission

OUR VALUES

Commitment to . . .

Customers

We will exceed their expectations
regarding services & products.

Employees

Value is achieved through people.

Shareholders

Shareholder satisfaction enables us to continue
serving our customers and employees.

Community

We have an obligation to support
the communities we serve.

Integrity

We are proud to be associated with a company
that combines business and integrity.



Values

Letter To Our Shareholders

2004 saw more consolidation in the financial services industry. A major commercial bank and large savings and loan were both acquired by out-of-town financial institutions. Our motto "Here Today, Here Tomorrow", continues to define our commitment to our shareholders, customers, employees and the Cincinnati community.

Rising interest rates and the resulting decline in mortgage originations had a negative impact on 2004 earnings. In the low rate environment experienced during the past few years, Franklin originated record levels of fixed-rate mortgages, which it sold in the secondary market, generating substantial profits. A high percentage of the fixed-rate mortgages originated previously, were refinances of existing adjustable-rate and higher rate fixed-rate loans. The rising rates during 2004 ended this refinancing activity and caused consumer preference to switch from fixed-rate to adjustable-rate mortgages.

In September, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be pursued through commercial loan growth, enhancing the core products and services we offer and the use of state-of the-art technology to improve efficiency and customer service.

The upgrade and renovation of the Forest Park branch was completed in August. Our Delhi branch is scheduled to be remodeled during the second quarter of 2005. With the completion of the remodeling of our Delhi branch, all of our offices will be state-of the-art banking facilities. We are also in the process of upgrading our products and services to make banking easier and more convenient for our customers. This will include "no surcharge" access at over 160 ATM locations in the Greater Cincinnati area and thousands of locations nationally. At Franklin Savings we strive to give our customers a "small" bank feeling with "big" bank services.

On February 1, 2005, Intrieve, Incorporated, the provider of our data processing services, announced that it had signed an agreement to be acquired by Harland Financial Solutions, Inc. The acquisition is subject to approval by the Intrieve shareholders and the satisfaction of other terms and conditions in the contract and is expected to close by the beginning of April 2005. We do not believe that this will impact our day-to-day operations. Both Franklin Savings and its subsidiary, Madison Service Corporation, have an investment in Intrieve. If the acquisition is completed, a pretax profit of $600,000 will be realized.

I would like to welcome two new members to our Senior Management team. Gregory W. Meyers has joined us as Vice President-Chief Lending Officer and John Owens as Vice President of Special Projects. These gentlemen have combined experience of over fifty years in our business.

We thank you for your continued confidence and support as we continue our dedication to meet and exceed your expectations.

Respectfully submitted,

Thomas H. Siemers

Thomas H. Siemers
President and CEO



SELECTED FINANCIAL DATA

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Financial Condition Data:					
Total assets	$ 273,968	$ 273,402	$ 282,184	$ 279,696	$ 277,694
Cash	10,083	2,551	15,237	21,042	1,351
Loans receivable, net	202,948	199,937	187,754	202,555	206,040
Mortgage-backed securities					
Available-for-sale	12,313	13,036	17,939	14,097	30,993
Held-to-maturity	1,159	1,957	4,351	7,423	11,145
Investments					
Available-for-sale	30,741	43,211	45,935	24,328	19,940
Deposit accounts	219,704	221,666	219,084	208,938	185,530
Borrowings	27,600	25,709	37,436	46,488	68,978
Stockholders' equity	24,110	23,814	23,427	22,204	21,312

	For the year ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands except per share data)				
Operations Data:					
Total interest income	$ 13,634	$ 14,835	$ 17,054	$ 18,938	$ 18,831
Total interest expense	7,529	8,787	11,597	13,430	12,672
Net interest income	6,105	6,048	5,457	5,508	6,159
Provision for loan losses	417	236	105	65	84
Net interest income after provision for loan losses	5,688	5,812	5,352	5,443	6,075
Noninterest income	1,196	2,092	2,059	1,147	670
Noninterest expense	5,919	5,729	5,829	4,909	4,577
Income before taxes	965	2,175	1,582	1,681	2,168
Provision for federal income tax	292	735	516	534	707
Net income	$ 673	$ 1,440	$ 1,066	$ 1,147	$ 1,461
Other Data:					
Interest rate spread during period	2.21%	2.12%	1.84%	1.79	2.02%
Interest rate spread at end of period	2.29	2.39	2.15	1.78	2.01
Return on assets	0.24	0.52	0.38	0.42	0.56
Return on equity	2.80	6.05	4.72	5.18	7.22
Dividend payout ratio	78.33	35.30	45.87	42.22	33.16
Equity to assets ratio	8.80	8.71	8.30	7.94	7.67
Ratio of average interest-earning assets to average interest-bearing liabilities	104.52	105.14	104.76	105.58	107.38
Non-performing assets as a percent of total assets at end of period	1.16	1.30	0.86	0.43	0.37
Full service offices	7	7	7	7	6
Per Share Data:					
Net income per common share					
Basic	$0.41	$0.88	$0.65	$0.71	$0.90
Diluted	$0.39	$0.85	$0.65	$0.71	$0.90
Book value per common share	$14.57	$14.50	$14.33	$13.75	$13.21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company acquired all of the common stock issued in connection with the conversion of the Franklin Savings and Loan Company ("Franklin") from the mutual to stock form of ownership, which was completed on January 25, 1988.

First Franklin's mission is to provide high quality, cost effective financial products and services which accrue to the benefit of its customers, employees, shareholders, and the communities it serves. This mission will be accomplished by adhering to the following values:

1. Exceed customers' expectations regarding service and products.
2. Achieve success through our employees' efforts.
3. Shareholder satisfaction will enable us to continue serving our customers.
4. Support the communities we serve.
5. Combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy both their needs and preferences. Management's goal is to maintain profitability and a strong capital position by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, the building in which the Company's corporate offices are located and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only source of income is the interest earned on these deposits.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve, Incorporated., a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. DirectTeller has substantially completed development of a Customer Relationship Management (CRM) system which is designed to be integrated with a "Voice over Internet Protocol (VOIP)" telephone system. Franklin upgraded to the state-of-the-art VOIP telephone system and is using the CRM program.

FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At September 30, 2004, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.36 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership.

In September 2004, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next three years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be pursued through commercial loan growth, enhancing the core products and services we offer and the use of technology to improve efficiency and customer service. In that regard, the Company has established a computer training center at the Corporate Office and implemented a computer training program, signed an agreement to allow its customers access to the ATM's of a major commercial bank without being surcharged, began a redesign of its website and hired a commercial loan officer.

During 2003, Franklin renovated its office located at 7615 Reading Road, in the Valley Shopping Center, adding an ATM and drive-thru windows. As part of our ongoing plan to update our offices, during the spring of 2004 we made minor interior cosmetic changes and installed an ATM at the office located at 1100 West Kemper Road. During 2005, Franklin intends to renovate its branch at 5015 Delhi Pike in Cincinnati.

Statements included in this document which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general business and economic trends.

Since the results of operations of Madison, DirectTeller and FIP III have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (1) interest rate risk - the risk to net interest income caused by the impact of changes in interest rates; (2) credit risk - the possibility that borrowers will not be able to repay their debts; (3) liquidity risk - the possibility that the Company will not be able to fund present and future obligations; and (4) operating risk - the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.

INTEREST RATE RISK

Interest rate risk management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months, resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates.

Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest earning assets and interest-bearing liabilities.

Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to the prime rate or U. S. Treasury-based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.

Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio and may increase the percentage of adjustable-rate loans that are originated.

A lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we attempt to manage the amounts and maturities of these assets and liabilities. A key component of this strategy is the origination and retention of short-term and adjustable-rate assets and the origination and sale of fixed-rate loans. We retain short-term and adjustable-rate assets because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the interest rate risk of holding fixed-rate loans is managed with long-term deposits and borrowings, and the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.

During 2004, many of Franklin's deposit customers opted to switch from short-term investments to longer term deposits due to an increase in long-term deposit rates. As a result, Franklin experienced a $6.55 million decrease in core deposits and a $8.43 million increase in certificates with an original term of three years or more. It is anticipated that as deposit rates increase from current levels, additional core deposit balances will shift to certificates or other higher-yielding investments. The rising rates caused consumer preference to shift from fixed-rate to adjustable-rate loans, which are generally offered at lower rates and lower the institution's interest rate risk. Franklin retains adjustable-rate loans in its portfolio so the sale of fixed-rate loans declined to $6.35 million in 2004 from $49.73 million during 2003.

The following table utilizes the "net portfolio value (NPV)" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2004. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates. The Company's Interest Rate Risk Policy has established minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2004, the Company was within these policy limits and was rated in the most favorable interest rate risk category under OTS guidelines.

Change in interest rates (basis points)	Net interest income Estimated $ value	Net interest income $ Change from constant	Net interest income % Change from constant	Net portfolio value Estimated $ value	Net portfolio value NPV ratio	Net portfolio value Policy guidelines
		(Dollars in thousands)				
+300	$6,806	$11	0.16%	$22,006	8.31%	4.00%
+200	6,975	180	2.65	24,851	9.20	5.00
+100	6,958	163	2.40	27,065	9.84	6.00
0	6,795	-	-	28,178	10.10	6.75
-100	6,293	(502)	(7.39)	26,861	9.56	6.00

The above table sets forth the change in net interest income that would result from a change in Franklin's net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 300 and 200 basis points because it is not possible for rates to decline 200-300 basis points from current levels. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity inbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or "gap," between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The following table sets forth Franklin's interest rate sensitivity gap as of December 31, 2004. As shown below, the one year cumulative gap is $51.02 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decline and, conversely, increase as rates rise. A prolonged period of rising interest rates could be expected to adversely affect Franklin's interest rate risk position, but as the above table indicates, would improve its net interest income.

	3 months or less	4 to 6 months	7 to 12 months	1 to 3 years	3 to 5 years	5 to 10 years	10 to 20 years	>20 years	Total
Assets:				(Dollars in thousands)					
Real estate loans;									
One- to four-family									
Adjustable-rate	$21,917	18,392	25,462	7,623		-	-	-	73,394
Fixed-rate	3,815	3,368	5,691	14,439	7,552	7,474	3,591	671	46,601
Construction loans	-	-	159	217	-	-	-	-	376
Multifamily and non-residential									
Adjustable-rate	2,134	2,114	4,165	15,754	14,062	-	-	-	38,229
Fixed-rate	374	379	777	3,365	3,817	684	-	-	9,396
Consumer loans	20,398	136	262	911	442	-	-	-	22,149
Commercial loans	10,656	-	-	-	-	-	-	-	10,656
Mortgage-backed securities	4,668	2,818	4,937	339	225	295	105	-	13,387
Investments	12,625	-	-	1,095	3,669	15,065	10,933	-	43,387
Total rate sensitive assets	$76,587	27,207	41,453	43,743	29,767	23,518	14,629	671	257,575
Liabilities:									
Fixed maturity deposits	$20,435	19,502	31,446	41,055	29,212	-	-	-	141,650
Transaction accounts	1,292	1,202	2,159	6,105	3,434	3,368	989	59	18,608
Money market deposit accounts	2,535	2,293	3,952	9,824	4,410	3,107	476	8	26,605
Passbook accounts	2,005	1,866	3,352	9,480	5,332	5,229	1,535	92	28,891
Borrowings	180	1,278	734	1,825	16,741	4,847	845	-	26,450
Total rate sensitive liabilities	$26,447	26,141	41,643	68,289	59,129	16,551	3,845	159	242,204
Cumulative gap	$50,140	51,206	51,016	26,470	(2,892)	4,075	14,859	15,371	
Cumulative gap as a percentage of total assets	18.50%	18.90	18.83	9.77	(1.07)	1.50	5.48	5.67	

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 8% to 97%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 13% to 22%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 5% to 83% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 1% to 37% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin's lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed monthly by Franklin's Compliance Officer, to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin's Chief Executive Officer.

Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans and home equity lines of credit in excess of $150,000, commercial lines of credit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed quarterly. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

	At December 31,	
	2004	2003
	(Dollars in thousands)	
Non-accruing loans	$ 2,338	2,616
Accruing loans ninety days or more past due	827	734
Repossessed assets	-	210
Total non-performing assets	$ 3,165	3,560

As indicated by the table above, non-performing assets decreased $395,000 during 2004. The Company has placed additional emphasis on reducing these problem assets. During 2005, the Company will continue to monitor the level of these assets and strive to further reduce them.

Franklin maintains an allowance for possible losses on loans and repossessed assets. The allowance for loan losses consists of allocated and unallocated components. Management's analysis of the allocated portion of the allowance is based on the Asset Classification Committee's review of specific loans. Factors included in the Committee's evaluation are past history with the customer, value of the property, the general financial condition of the borrower, and the payment history.

The unallocated portion of the allowance for loan losses is determined based on management's assessment of historical loss experience, economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination inherently involves a higher degree of uncertainty, considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loan is uncollectible and a loss may be incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. During 2004, Franklin increased the amount it contributed to loan loss reserves due to unanticipated losses on a commercial mortgage loans and certain commercial lines of credit. In management's opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,	
	2004	2003
	(Dollars in thousands)	
Beginning balance	$ 1,399	1,203
Charge-offs		
One- to four-family	110	40
Multifamily	-	-
Non-residential	181	-
Consumer and lines of credit	97	-
	388	40
Recoveries		
One- to four-family	2	-
Multifamily	-	-
Non-residential	-	-
Consumer and lines of credit	-	-
	2	-
Net charge-offs	386	40
Additions charged to operations	417	236
Ending balance	$ 1,430	1,399
Ratio of net charge-offs to average loans outstanding	0.19%	0.021%
Ratio of net charge-offs to average non-performing assets	11.48%	1.34%

LIQUIDITY RISK

Liquidity is the measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased $4.94 million to $40.82 million at December 31, 2004.

Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2004 and 2003.

	Years ended December 31,	
	2004	2003
	(Dollars in thousands)	
Operating activities:		
Net income	$ 673	1,440
Adjustments to reconcile net income to net cash provided by operating activities	(36)	2,568
Net cash provided by operating activities	637	4,008
Net cash provided (used) by investing activities	7,340	(7,185)
Net cash used by financing activities	(445)	(9,509)
Net increase (decrease) in cash and cash equivalents	7,532	(12,686)
Cash and cash equivalents at beginning of year	2,551	15,237
Cash and cash equivalents at end of year	$ 10,083	2,551

Operating activities include the sale of fixed-rate single-family mortgage loans of $6.35 million during 2004 and $49.73 million during 2003. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2004, interest rates on fixed-rate loans were higher than rates experienced during the past few years, so consumer demand for fixed-rate loans declined and the demand for adjustable-rate loans increased, which reduced the number of fixed-rate loans available for sale in 2004 compared to 2003.. Franklin also sells all student loans originated to a third party. Student loan sales of $720,000 at a profit of $9,000 occurred during 2004 compared to sales of $492,000 at a profit of $6,100 during 2003.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2004 totaled $62.10 million compared to $78.59 million during 2003. Loan disbursements, including loans originated for sale, during 2004 were $68.69 million compared to $134.07 million during 2003. The decline in loan disbursements reflects a decline in the refinancings experienced during the past few years, due to increases in market interest rates.

The Company purchased $3.16 million of mortgage-backed securities during 2004 compared to $1.00 million during 2003. Investment securities purchases during 2004 were $9.00 million and maturities/calls were $15.01 million. During 2003, investment securities purchases were $48.80 million and maturities/calls were $38.21 million. The decrease in the maturities/calls during 2004 is the result of increasing interest rates, which resulted in decreased calls of investment securities. Also during 2004, Franklin purchased $3.0 million of bank owned life insurance.

Also during 2004, the Company sold $6.50 million of agency and corporate debt securities at a profit of $135,000. The proceeds from these sales were reinvested in available-for-sale agency securities. In 2003, the Company sold $12.58 million of agency and corporate debt securities at a profit of $441,000.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $1.96 million to $219.70 million at December 31, 2004 from $221.66 million at December 31, 2003. Net of interest credited, deposits decreased by $7.41 million during 2004 as compared to a $3.47 million decrease during 2003. Due to the rising interest rate environment during 2004, consumers moved funds from core deposit accounts to higher yielding certificates of deposit. As a result, core deposits decreased $6.55 million and certificates increased $4.58 million during 2004. The table below sets forth the deposit flows by type of account, including interest credited, during 2004 and 2003.

	Years ended December 31,	
	2004	2003
	(Dollars in thousands)	
Passbook deposits	$ (1,359)	478
NOW / Super NOW deposits	809	(1,490)
MMDA deposits	(5,996)	5,819
Total	(6,546)	4,807
Certificates of deposit:		
7-31 day	109	88
91 day	(341)	421
Six month	(1,291)	1,424
One year	(1,289)	(1,928)
Eighteen month	(2,787)	(2,387)
Two year	2,328	2,968
Three year	(2,607)	(7,311)
Thirty-nine month	1,115	(3,171)
Five year	9,921	8,331
Jumbo certificates	(577)	(660)
Other	3	-
Total	4,584	(2,225)
Total deposit increase (decrease)	$ (1,962)	2,582

Borrowings increased $1.89 million to $27.60 million at December 31, 2004. This increase is primarily the result of the acquisition of long-term borrowings at favorable rates. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.

At December 31, 2004, Franklin had outstanding commitments to originate or purchase $2.04 million of mortgage loans or mortgage-backed securities, as compared to $1.98 million at December 31, 2003. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $16.13 million at December 31, 2004, compared to $16.60 million at December 31, 2003. During the next twelve months, approximately $71.38 million of certificates of deposit are scheduled to mature and $2.19 million of borrowings mature or have required repayments. Based on past history, it is anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $110.75 million from the Federal Home Loan Bank ("FHLB").

RESULTS OF OPERATIONS

The Company had net income of $673,000 for the year ended December 31, 2004. This represents a 0.24% return on average assets and a 2.80% return on average stockholders' equity. Book value per share at December 31, 2004 was $14.57. Net income for the year ended December 31, 2003 was $1.44 million and returns on average assets and average equity for 2003 were 0.52% and 6.05%, respectively. Net income for the year ended December 31, 2002 was $1.07 million after recognizing a $356,000 after tax loss on the sale of a WorldCom bond held in Franklin's investment portfolio. This represents a 0.38% return on average assets and a 4.72% return on average stockholders' equity. Net income for 2002 before the loss on the WorldCom bond was $1.42 million, resulting in a 0.51% return on average assets and a 6.30% return on average stockholders' equity. The $1.21 million decrease in 2004 net income before taxes when compared to 2003 reflects a decrease of $903,000 in profits on the sale of loans and investments, and increases of $181,000 in the provision for loan losses, $57,000 in net interest income and $190,000 in operating expenses.

Net Interest Income.

Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income increased 1.0% during 2004 to $6.11 million from $6.05 million in 2003 due to an increase in the interest rate spread from 2.12% for 2003 to 2.21% for 2004. During the same period, net earning assets decreased to $11.25 million from $12.93 million at the end of 2003. The purchase of $3.00 million of bank owned life insurance is a major reason for the decline in net earning assets.

	2004			2003			2002		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
				(Dollars in thousands)					
Interest-earning assets:									
Loans receivable (1)	$ 201,936	11,425	5.66%	192,034	11,834	6.16%	194,724	13,716	7.04%
Mortgage-backed securities (2)	14,727	534	3.63	18,291	775	4.24	21,775	1,127	5.18
Investments (2)	39,169	1,502	3.83	50,272	2,065	4.11	47,046	2,032	4.32
FHLB stock	4,212	173	4.11	4,047	161	3.98	3,877	179	4.62
Total interest-earning assets	$260,044	13,634	5.24%	264,644	14,835	5.61%	267,422	17,054	6.38%
Interest-bearing liabilities:									
Demand and NOW deposits	$51,765	522	1.01%	53,184	575	1.08%	40,971	726	1.77%
Savings deposits	29,777	221	0.74	30,544	272	0.89	26,809	568	2.12
Certificates of deposit	140,715	5,359	3.81	136,793	6,071	4.44	145,982	7,676	5.26
Borrowings	26,540	1,427	5.38	31,189	1,869	5.99	41,518	2,627	6.33
Total interest-bearing liabilities	$248,797	7,529	3.03%	251,710	8,787	3.49%	255,280	11,597	4.54%
Net interest income		$6,105			6,048			5,457	
Interest rate spread			2.21%			2.12%			1.84%
Net earning assets	$11,247			12,934			12,142		
Net yield on average interest-earning assets			2.35%			2.29%			2.04%
Average interest-earning assets to average interest-bearing liabilities		1.05%			1.05%			1.05%	

(1) Calculated net of deferred loan fees, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.-

Rate/Volume Analysis. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of, and rates earned or paid, on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2004, net interest income increased $57,000 compared to a $591,000 increase during 2003. The income earned on assets decreased $1.20 million, due to a decline in the yield earned on total interest-earning assets from 5.61% to 5.24%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 6.16% to 5.66%, a decrease in the yield on mortgage-backed securities from 4.24% to 3.63% and a decrease in the yield on investments from 4.11% to 3.83%. The decline in the yield earned on interest-earning assets is due to the overall decrease in market interest rates during the second half of 2003 and the beginning of 2004 . During the same period, however, interest expense decreased $1.26 million due to a decrease in the average cost of funds from 3.49% to 3.03%. The decrease in the average cost of funds reflects a decrease in the cost of certificates from 4.44% to 3.81% and decreases in the cost of borrowings, savings deposits and demand deposit accounts.

	2004 vs 2003			2003 vs 2002		
	Increase (decrease) due to		Total increase	Increase (decrease) due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
	(Dollars in thousands)					
Interest income attributable to:						
Loans receivable (1)	$ 695	(1,104)	(409)	(187)	(1,695)	(1,882)
Mortgage-backed securities	(138)	(102)	(240)	(166)	(186)	(352)
Investments	(433)	(131)	(564)	115	(82)	33
FHLB stock	7	5	12	8	(26)	(18)
Total interest income	$ 131	(1,332)	(1,201)	(230)	(1,989)	(2,219)
Interest expense attributable to:						
Demand and NOW deposits	$ (15)	(38)	(53)	490	(641)	(151)
Savings deposits	(7)	(44)	(51)	94	(390)	(296)
Certificates of deposit	180	(892)	(712)	(462)	(1,143)	(1,605)
Borrowings	(261)	(181)	(442)	(625)	(133)	(758)
Total interest expense	$ (103)	(1,155)	(1,258)	(503)	(2,307)	(2,810)
Increase (decrease) in net interest income	$ 234	(177)	57	273	318	591

(1) Includes non-accruing loans.

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,		
	2004	2003	2002
Weighted average yield on:			
Loans receivable (1)	5.71%	5.80%	6.71%
Mortgage-backed securities	3.67	3.81	4.66
Investments (2)	3.69	4.14	4.38
FHLB stock	4.25	4.00	4.50
Combined weighted average yield on interest-earning assets	5.29	5.39	6.04
Weighted average rate paid on:			
Demand and NOW deposits	0.91	0.99	1.25
Savings deposits	0.74	0.74	1.26
Certificates of deposit	3.73	3.65	4.82
Borrowings	5.29	5.33	6.06
Combined weighted average rate paid on interest-bearing liabilities	3.00	3.00	3.89
Interest rate spread	2.29%	2.39%	2.15%

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $416,900 for 2004, $236,000 for 2003, and $104,500 for 2002. During 2004, Franklin increased the amount it contributed to loan loss reserves due to unanticipated losses on a commercial real estate loan and two commercial lines of credit. Assets classified as substandard and loss at December 31, 2004 decreased by 24.73% to $3.50 million, while non-performing assets decreased by 11.10% to $3.17 million. It is management's opinion that the level of reserves at December 31, 2004 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

Noninterest Income. Noninterest income was $1.20 million for 2004, compared to $2.09 million for 2003 and $2.06 million for 2002. Current year income included profits of $183,000 on the sale of mortgage loans, profits of $135,000 on the sale of investments, service fees of $348,000 earned on checking and money market accounts, and income of $2,000 from Madison and $64,000 from DirectTeller. Profits on the sale of loans and investments were $1.22 million in 2003 and $978,000 in 2002. During 2002, the Company also realized a $303,000 profit on the sale of a branch office building. Noninterest income during 2003 and 2002 included service fees on checking and money market accounts of $353,000 and $340,000, respectively. Rising interest rates during 2004 caused consumer demand for adjustable-rate mortgages to increase and the refinancing activity experienced during the past few years to decline. This reduced the amount of fixed-rate loans originated, reducing the profits on the sale of fixed-rate loans.

Noninterest Expense. Noninterest expense was $5.92 million, $5.73 million and $5.83 million for the years ended December 31, 2004, 2003 and 2002, respectively. As a percentage of average assets, total noninterest expenses were 2.15%, 2.06%, and 2.09% for the three years, respectively. Noninterest expense in 2002 included a $540,000 loss on the sale of the WorldCom bond. Excluding the loss on the WorldCom bond, noninterest expense as a percent of average assets for 2002 was 1.89%. The following table shows the major noninterest expense items and their percent of change during 2004 and 2003.

	2004	Percent increase (decrease)	2003	Percent increase (decrease)	2002
		(Dollars in thousands)			
Compensation	$ 2,319	6.6%	2,175	14.0%	1,908
Employee benefits	479	0.8	475	11.8	425
Office occupancy	877	8.5	808	11.8	723
FDIC insurance	33	(50.7)	67	(32.3)	99
Data processing	375	2.5	366	6.4	344
Marketing	269	(5.9)	286	3.6	276
Professional fees	175	25.9	139	(14.7)	163
Supervisory expense	138	4.5	132	(15.9)	157
Taxes, other than income	243	6.1	229	7.0	214
Loss on sale of investments	-	-	-	(100.0)	540
Other	1,011	(3.9)	1,052	7.3	980
Total	$ 5,919	3.3%	5,729	(1.7)%	5,829

The increase in compensation reflects a decrease in the amount offset against compensation to compensate for the cost of originating loans due to decreased loan originations. The increase in occupancy expense reflects the increased rent and depreciation associated with the remodeling of branch offices during 2003 and 2004 and the increase in professional fees reflects increased legal and accounting fees primarily relating to compliance with the Sarbanes-Oxley Act of 2002.

Provision for Federal Income Taxes. Provisions for federal income taxes were $292,000, $735,000, and $516,000 in 2004, 2003 and 2002, respectively. The effective federal income tax rates for 2004, 2003, and 2002 were 30.2%, 33.8% and 32.6%, respectively. The tax rate decline during 2004 is due to the tax exempt income on bank owned life insurance. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL

The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to ensure a strong capital position and satisfy regulatory requirements. The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $297,000 during 2004 from $23.81 million at December 31, 2003 to $24.11 million at the end of 2004. Book value per share increased to $14.57 at December 31, 2004 from $14.50 at the end of 2003. The increase in stockholders' equity is primarily the result of net income for the year of $673,000, the increase in unrealized gains on available-for-sale securities of $20,000 and the issuance of treasury stock of $131,000 which were offset by dividends declared of $527,000. As a percentage of total assets, the Company's stockholders' equity was 8.80% and 8.71% at December 31, 2004 and 2003, respectively.

Dividends per share of $0.32 were declared in 2004 and $0.31 in 2003, resulting in payments of $527,000 in 2004 and $508,000 in 2003. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin's actual capital levels at December 31, 2004.

	December 31, 2004					
Capital standard	**Actual**	**Required**	**Excess**	**Actual**	**Required**	**Excess**
Core	$ 22,336,000	10,841,000	11,495,000	8.24%	4.00	4.24
Risk-based	$ 23,104,000	13,887,000	9,217,000	13.31%	8.00	5.31

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS No. 123R establishes the accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123R requires that the cost resulting from all share based payment transactions be recognized in the financial statements. The statement eliminates the ability to account for share based compensation transactions, including stock option grants, using the intrinsic value method and generally requires instead that such transactions be accounted for using a fair value based method. The Statement replaces FASB No. 123 and supersedes Accounting Principles Board No. 25. The pronouncement is effective for non-accelerated entities for periods beginning after December 15, 2005 with early application allowed. Management is currently evaluating the effect of the pronouncement on the financial statements.

CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of December 31, 2004, there were 366 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2005, First Franklin's closing sale price as reported on the Nasdaq National Market was $18.94.

Stock prices for the quarter ended:	Low	High
March 31, 2003	$ 13.00	$ 15.49
June 30, 2003	14.05	16.65
September 30, 2003	14.17	20.49
December 31, 2003	15.26	21.48
March 31, 2004	16.41	21.00
June 30, 2004	17.70	19.00
September 30, 2004	18.67	22.00
December 31, 2004	19.00	21.35

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.32 per share during 2004 and $0.31 per share during 2003.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin paid dividends to the Company of $750,000 during each of 2004 and 2003.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
National City Bank, Cleveland, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 25, 2005 at 3:00 p.m.

FORM 10-KSB:
The Company's 2004 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com



Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 3, 2005

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2004	December 31, 2003
Cash, including certificates of deposit and other interest-earning deposits of $6,100,000 and $100,000 at December 31, 2004 and 2003, respectively	$ 10,082,631	2,550,518
Investment securities:		
Securities available-for-sale, at market value (amortized cost of $30,861,948 and $43,364,590 at December 31, 2004 and 2003, respectively)	30,740,542	43,210,566
Mortgage-backed securities:		
Securities available-for-sale, at market value (amortized cost of $12,228,956 and $12,949,594 at December 31, 2004 and 2003, respectively)	12,312,624	13,036,113
Securities held-to-maturity, at amortized cost (market value of $1,214,679 and $2,084,611 at December 31, 2004 and 2003, respectively)	1,159,213	1,957,134
Loans receivable, net	202,947,750	199,936,694
Real estate owned, net	-	210,133
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	4,308,300	4,135,200
Accrued interest receivable:		
Investment securities	258,497	305,323
Mortgage-backed securities	40,900	47,500
Loans receivable	691,308	693,851
Property and equipment, net	4,174,921	3,956,441
Bank owned life insurance	3,041,459	-
Other assets	4,210,275	3,362,397
	$ 273,968,420	**273,401,870**

LIABILITIES

	2004	2003
Deposits	$ 219,703,873	221,665,737
Borrowed money	27,600,491	25,709,376
Advances by borrowers for taxes and insurance	1,406,162	1,347,439
Other liabilities	738,993	518,891
Total liabilities	249,449,519	249,241,443
Minority interest in consolidated subsidiary	408,457	346,916
Commitments (Notes 15 and 17)		

STOCKHOLDERS' EQUITY

	2004	2003
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2004 and 2003.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 356,161 shares in 2004 and 368,309 shares in 2003.	(3,550,867)	(3,682,217)
Retained earnings, substantially restricted	21,483,606	21,337,640
Accumulated other comprehensive income:		
Unrealized loss on available-for-sale securities, net of taxes of $(12,800) and $(23,000) at December 31, 2004 and 2003, respectively	(24,938)	(44,555)
Total stockholders' equity	24,110,444	23,813,511
	$ 273,968,420	**273,401,870**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2004	2003	2002
Interest income:			
Loans receivable	$ 11,424,480	11,833,792	13,716,160
Investment securities	1,625,769	2,177,347	2,001,226
Mortgage-backed securities	534,148	774,626	1,127,205
Other interest income	49,302	48,803	209,556
	13,633,699	**14,834,568**	**17,054,147**
Interest expense:			
Deposits	6,101,991	6,918,035	8,970,225
Borrowed funds	1,427,246	1,868,562	2,627,302
	7,529,237	**8,786,597**	**11,597,527**
Net interest income	**6,104,462**	**6,047,971**	**5,456,620**
Provision for loan losses	416,900	236,000	104,500
Net interest income after provision for loan losses	**5,687,562**	**5,811,971**	**5,352,120**
Noninterest income:			
Service fees on NOW accounts	347,789	352,862	339,871
Gain on loans sold	183,393	722,428	641,244
Gain on sale of investments	135,459	499,656	336,502
Gain on sale of property	-	-	303,117
Other income	529,488	516,553	437,983
	1,196,129	**2,091,499**	**2,058,717**
Noninterest expense:			
Salaries and employee benefits	2,797,567	2,650,369	2,332,601
Occupancy	877,186	808,021	722,715
Federal deposit insurance premiums	33,250	67,420	98,767
Service bureau	375,235	365,940	343,921
Advertising	268,952	285,549	275,555
Taxes, other than income taxes	242,969	228,956	213,965
Loss on sale of investments	-	-	540,126
Other	1,323,392	1,322,345	1,301,367
	5,918,551	**5,728,600**	**5,829,017**
Income before federal income taxes	**965,140**	**2,174,870**	**1,581,820**
Provision for federal income taxes	291,681	735,037	515,676
Net income	**$ 673,459**	**1,439,833**	**1,066,144**
Net income per common share:			
Basic	**$ 0.41**	**0.88**	**0.65**
Diluted	**$ 0.39**	**0.85**	**0.65**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2004	2003	2002
Net Income	$ 673,459	1,439,833	1,066,144
Other comprehensive income, net of tax			
Unrealized gain (loss) on available-for-sale securities:			
Unrealized holding gains (losses) during the year	109,020	(286,309)	376,260
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	(89,403)	(329,773)	134,392
Comprehensive income	**$ 693,076**	**823,751**	**1,576,796**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Treasury stock	Net unrealized gain (loss) on available-for-sale securities	Retained earnings
Balance, December 31, 2001	**$ 13,406**	**6,189,237**	**(3,888,112)**	**60,875**	**19,828,979**
Dividends declared ($.30) per common share					(489,007)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $263,200				510,652	
Issuance of treasury stock			135,059		
Net income for the year ended December 31, 2002					1,066,144
Balance, December 31, 2002	**$ 13,406**	**6,189,237**	**(3,753,053)**	**571,527**	**20,406,116**
Dividends declared ($.31) per common share					(508,309)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $(317,450)				(616,082)	
Issuance of treasury stock			70,836		
Net income for the year ended December 31, 2003					1,439,833
Balance December 31, 2003	**$ 13,406**	**6,189,237**	**(3,682,217)**	**(44,555)**	**21,337,640**
Dividends declared ($.32) per common share					(527,493)
Change in net unrealized gain (loss) on securities available-for-sale, net of deferred tax of $10,200				19,617	
Issuance of treasury stock			131,350		
Net income for the year ended December 31, 2004					673,459
Balance December 31, 2004	**$ 13,406**	**6,189,237**	**(3,550,867)**	**(24,938)**	**21,483,606**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 673,459	1,439,833	1,066,144
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	416,900	236,000	104,500
Depreciation	306,806	240,525	203,664
Amortization	93,743	216,939	306,448
Deferred income taxes	(92,721)	(13,099)	60,690
Loss (gain) on sale of investments	(135,459)	(499,656)	203,624
Gain on sale of loans	(131,912)	(434,733)	(410,776)
Gain on sale of property and equipment	-	(1,018)	(303,117)
FHLB stock dividends	(173,100)	(161,100)	(178,400)
Bank owned life insurance earnings	(41,459)	-	-
Decrease in accrued interest receivable	55,969	267,318	135,697
Increase in other assets	(305,102)	(205,558)	(10,014)
Increase (decrease) in other liabilities	220,102	(162,204)	(75,213)
Other, net	(307,594)	49,948	35,475
Proceeds from sale of loans originated for sale	6,353,829	49,730,318	37,802,329
Disbursements on loans originated for sale	(6,296,350)	(46,695,880)	(38,313,075)
Net cash provided by operating activities	**637,111**	**4,007,633**	**627,976**
Cash flows from investing activities:			
Principal reductions on loans and mortgage-backed securities	62,100,709	78,588,737	89,156,435
Disbursements on mortgage and other loans originated for investment	(62,391,460)	(87,375,502)	(66,105,161)
Proceeds from sale of student loans	728,618	497,713	1,182,752
Proceeds from sale of SBA loans	1,373,938	720,563	-
Purchase of loans	(125,000)	-	-
Purchase of investment securities:			
Available-for-sale	(8,997,270)	(48,804,875)	(43,907,578)
Proceeds from maturities/calls of investment securities:			
Available-for-sale	15,005,863	38,213,642	14,330,000
Proceeds from the sale of investment securities:			
Available-for-sale	6,630,469	13,020,863	8,427,258
Purchase of mortgage-backed securities:			
Available-for-sale	(3,159,917)	(1,003,906)	(13,042,715)
Proceeds from sale of mortgage-backed securities:			
Available-for-sale	-	-	3,512,929
Purchase of other investments	(500,000)	(500,000)	-
Purchase of bank owned life insurance	(3,000,000)	-	-
Capital expenditures	(525,286)	(921,544)	(1,226,344)
Proceeds from sale of real estate owned	223,922	367,696	88,947
Improvements to REO properties	(24,915)	-	-
Proceeds from sale of property and equipment	-	12,000	444,892
Net cash provided (used) by investing activities	**$ 7,339,671**	**(7,184,613)**	**(7,138,585)**

Continued

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,		
	2004	2003	2002
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ (1,961,864)	2,581,695	10,146,259
Issuance of treasury stock	94,850	70,836	135,059
Payment of dividends	(527,493)	(508,309)	(489,007)
Proceeds from (repayment of) borrowed funds, net	1,891,115	(11,726,665)	(9,052,388)
Increase (decrease) in advances by borrowers for taxes and insurance	58,723	73,065	(34,717)
Net cash provided (used) by financing activities	**(444,669)**	**(9,509,378)**	**705,206**
Net increase (decrease) in cash	**7,532,113**	**(12,686,358)**	**(5,805,403)**
Cash at beginning of year	2,550,518	15,236,876	21,042,279
Cash at end of year	**$ 10,082,631**	**2,550,518**	**15,236,876**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, including interest credited to deposit accounts	$ 7,562,837	8,777,099	11,586,610
Income taxes	$ 365,000	615,000	595,000
Supplemental disclosure of noncash activities:			
Real estate acquired in settlement of loans	$ -	424,382	179,655
Change in unrealized gain (loss) on available-for-sale securities	$ 29,817	(933,533)	773,854
Stock issued as compensation	$ 36,500	-	-

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin Savings is an state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such deposit accounts.

Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits with original maturites of less than ninety days.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company it is not exposed to any significant credit risk on cash and cash equivalents.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2004 and 2003 the Company did not hold any trading securities.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

1. Organization and Accounting Policies, Continued:

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when based on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multifamily residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $6,353,800 and $49,730,300 during 2004 and 2003, respectively. The amount of loans held for sale at December 31, 2004 and 2003 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

Real Estate Owned

Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the acquisition date. Costs relating to the holding of such properties are expensed as incurred.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

1. Organization and Accounting Policies, Continued:

Earnings per Common Share

Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

Advertising

The Company expenses all advertising costs as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 29,896,700	52,883	191,049	29,758,534
Obligations of states and municipalities	965,248	21,751	4,991	982,008
	$ 30,861,948	**74,634**	**196,040**	**30,740,542**

	December 31, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 39,609,472	175,337	468,840	39,315,969
Corporate debt securities	2,554,705	73,360	-	2,628,065
Obligations of states and municipalities	1,200,413	66,119	-	1,266,532
	$ 43,364,590	**314,816**	**468,840**	**43,210,566**

The amortized cost and estimated market value of investment securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized cost	Estimated market value
Available-for-sale:		
Due in one year or less	$ 100,020	100,555
Due after one year through five years	4,763,935	4,767,444
Due after five years through ten years	15,065,295	14,992,379
Due after ten years	10,932,698	10,880,164
	$ 30,861,948	**30,740,542**

Gross proceeds on sale of investments were $6,630,469, $13,020,863 and $8,427,258 for the years ended December 31, 2004, 2003 and 2002, respectively. Gross realized gains for the years ended December 31, 2004, 2003 and 2002 were $135,459, $499,656 and 336,502. The Company realized a loss on a bond during the year ended December 31, 2002 totaling $540,126. The loss was recorded through a permanent impairment and subsequent sale of the bond.

2. Investment and Mortgage-Backed Securities, continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,		
	2004	2003	2002
Taxable interest income	$ 1,400,299	1,959,886	1,754,023
Nontaxable interest income	52,210	56,101	68,574
Dividends	173,260	161,360	178,629
	$ 1,625,769	**2,177,347**	**2,001,226**

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 152,911	4,285	-	157,196
FNMA certificates	808,084	15,456	-	823,540
GNMA certificates	9,607,517	46,795	6,030	9,648,282
Collateralized mortgage obligations	1,660,444	23,162	-	1,683,606
	$ 12,228,956	**89,698**	**6,030**	**12,312,624**
Held-to-maturity:				
FHLMC certificates	$ 405,039	28,109	-	433,148
FNMA certificates	501,017	7,885	-	508,902
GNMA certificates	253,157	19,472	-	272,629
	$ 1,159,213	**55,466**	**-**	**1,214,679**

	December 31, 2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 214,351	4,742	-	219,093
FNMA certificates	1,245,301	33,645	-	1,278,946
GNMA certificates	9,490,680	34,331	13,707	9,511,304
Collateralized mortgage obligations	1,999,262	27,508	-	2,026,770
	$ 12,949,594	**100,226**	**13,707**	**13,036,113**
Held-to-maturity:				
FHLMC certificates	$ 617,127	43,820	-	660,947
FNMA certificates	835,358	44,763	-	880,121
GNMA certificates	504,649	38,894	-	543,543
	$ 1,957,134	**127,477**	**-**	**2,084,611**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Investment and Mortgage-Backed Securities, continued:

The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2004.

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S Treasury securities and obligations of U.S. Government Agencies	$ 8,204,601	13,341	11,796,895	177,708	20,001,496	191,049
Obligations of state and municipalities	455,009	4,991	-	-	455,009	4,991
Mortgage-backed securities	2,205,958	2,882	1,039,719	3,148	3,245,677	6,030
	$10,865,568	**21,214**	**12,836,614**	**180,856**	**23,702,182**	**202,070**
Number of Investments		11		12		23

Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

3. Loans Receivable:

The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and board of directors and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31,	
	2004	2003
First mortgage loans:		
Principal balances:		
Collateralized by one- to four-family residences	$ 118,732,809	113,479,631
Collateralized by multifamily properties	10,245,014	13,179,434
Collateralized by other properties	35,434,334	33,353,700
Construction loans	8,723,018	8,840,814
	173,135,175	**168,853,579**
Less:		
Undisbursed portion of construction loans	(2,162,113)	(2,286,143)
Net deferred loan origination fees	(188,927)	(140,478)
Total first mortgage loans	**170,784,135**	**166,426,958**
Consumer and other loans:		
Principal balances:		
Consumer loans	2,019,383	1,839,078
Lines of credit	30,794,029	32,026,019
Loans on savings accounts	389,945	459,565
Student loans	390,508	553,717
Total consumer and other loans	**33,593,865**	**34,878,379**
Less allowance for loan losses	(1,430,250)	(1,368,643)
	$ 202,947,750	**199,936,694**

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 1,368,643	1,183,161	1,099,731
Provision for loan losses	416,900	236,000	104,500
Charge-offs and recoveries, net	(355,293)	(20,518)	(1,070)
Transfers to allowance for losses on real estate owned	-	(30,000)	(20,000)
Balance, end of year	**$ 1,430,250**	**1,368,643**	**1,183,161**

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2004 and 2003 the recorded investment in loans for which impairment has been recognized was approximately $1,246,000 and $1,271,000 with related reserves of $534,000 and $284,000, respectively. The average balance in impaired loans was $1,258,000 and $1,065,900 for the years ended December 31, 2004 and 2003, respectively. Interest received on impaired loans for the years ended December 31, 2004 and 2003 was $43,000 and $69,000.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2004 and 2003 were approximately $2,338,000 and $2,616,000, respectively. Accruing loans over 90 days delinquent were $827,000 and $734,000 as of December 31, 2004 and 2003, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2004 was $41,000. Additional interest income of $157,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

3. Loans Receivable, Continued:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $66,626,000, $76,568,000 and $69,743,000 at December 31, 2004, 2003 and 2002, respectively.

Mortgage servicing rights of $51,480, $303,319 and $245,198 were capitalized in 2004, 2003 and 2002, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2004 and 2003. The carrying value of the Company's servicing rights totaled approximately $403,000 and $442,000 at December 31, 2004 and 2003. Amortization of mortgage-servicing rights was $91,304, $209,574 and $205,125 for 2004, 2003 and 2002, respectively.

4. Real Estate Owned:

Real estate owned consists of the following:

	December 31,	
	2004	2003
Real estate owned	$ -	240,133
Less: allowance for losses	-	(30,000)
	$ -	**210,133**

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 30,000	20,000	7,000
Charge-off upon sale of property	(30,000)	(20,000)	(7,000)
Transfers from allowance for loan losses	-	30,000	20,000
Balance, end of year	**$ -**	**30,000**	**20,000**

5. Bank Owned Life Insurance:

In September 2004, Franklin Savings purchased single-premium life insurance policies on officers and employees of Franklin, at a cumulative cost of $3,000,000 from two insurance companies.The cash surrender value of the policies was $3,041,459 at December 31, 2004.

6. Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,	
	2004	2003
Buildings and improvements	$ 1,859,480	1,809,079
Leasehold improvements	2,145,084	1,991,676
Furniture, fixtures and equipment	2,824,703	2,503,227
	6,829,267	**6,303,982**
Accumulated depreciation and amortization	(3,840,881)	(3,534,076)
	2,988,386	**2,769,906**
Land	1,186,535	1,186,535
	$ 4,174,921	**3,956,441**

The Company constructed a new branch location that opened in the first quarter of 2003. The total cost of the building and equipment was approximately $850,000. The former branch location was sold for approximately $444,000 in 2002, generating a gain of approximately $303,000. The gain on the sale has been deferred for income tax purposes via a property exchange agreement.

7. Other Assets:

Included in other assets as of December 31, 2004 and 2003 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, was approximately $2,363,000 at September 30, 2004 and $2,121,000 at December 31, 2003. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions. The partnership can be liquidated only upon approval by the partners. Also included in other assets as of December 31, 2004 is a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost.

8. Deposits:

Deposits consist of the following:

	December 31, 2004			December 31, 2003		
	Weighted average rate	Amount	Percent of deposits	Weighted average rate	Amount	Percent of deposits
Passbooks	0.74%	$ 28,890,628	13.1%	0.74%	30,250,034	13.6%
NOW accounts and variable rate money market savings and checking accounts	0.91	49,163,382	22.4	0.99	54,349,421	24.5
		78,054,010	**35.5**		**84,599,455**	**38.1**
Certificates:						
1-6 month	1.53	9,657,624	4.4	1.30	11,180,016	5.0
1 year	1.72	14,141,344	6.4	1.61	15,429,334	7.0
18 month	1.85	6,220,882	2.8	2.21	9,007,954	4.1
18 month - 5 years	2.87	41,129,196	18.7	3.56	40,292,357	18.2
5-8 years	5.23	68,474,732	31.2	5.51	58,553,301	26.4
Jumbo certificates	1.24	2,026,085	1.0	1.00	2,603,320	1.2
		141,649,863	**64.5**		**137,066,282**	**61.9**
Total deposits		**$219,703,873**	**100.0%**		**221,665,737**	**100.0%**

At December 31, 2004, scheduled maturities of certificates of deposit are as follows:

2005	$ 71,383,701
2006	23,777,222
2007	17,277,637
2008	11,772,320
2009	17,385,190
Thereafter	53,793
	$ 141,649,863

8. Deposits, Continued:

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,		
	2004	2003	2002
Passbooks	$ 221,378	271,974	568,031
NOW and money market accounts	521,754	574,973	725,925
Certificates	5,358,859	6,071,088	7,676,269
	$ 6,101,991	**6,918,035**	**8,970,225**

Certificates of deposit with balances of $100,000 or more totaled approximately $33,338,000 and $30,646,000 at December 31, 2004 and 2003, respectively.

9. Borrowed Money:

Borrowed money at December 31, 2004 consists of the following:

Maturing during	Average interest rate	Outstanding balance
2005	7.36%	$ 1,000,000
2007	4.75	1,150,000
2008	4.97	5,000,000
2009	4.85	12,044,042
2010-2014	6.07	8,192,083
Thereafter	1.38	214,366
	5.29%	**$ 27,600,491**

At December 31, 2004 the Company's borrowings consisted of $26,450,000 of fixed-rate loans and $1,150,000 of variable-rate loans.

The borrowings require principal payments as follows:

2005	$ 2,187,962
2006	993,512
2007	1,981,227
2008	5,695,647
2009	11,046,329
Thereafter	5,695,814
	$ 27,600,491

As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company's borrowed money are borrowings with a balance of $1,150,000 under a credit line totaling $1.5 million. At December 31, 2004 the Company was in compliance with the bank loan covenants relating to adequate capital ratios.

10. Stockholders' Equity:

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2004, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,887,000.

Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2004, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2004.

All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 were automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated. The tax law change has no effect as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin Savings, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having deposit accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

10. Stockholders' Equity, Continued:

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan. Transactions involving the Plan are summarized as follows:

	2004	2003	2002
Options outstanding at beginning of year	162,644	170,892	175,984
Granted	-	-	-
Canceled/Forfeited	(12,853)	(901)	(3,794)
Exercised	(9,773)	(7,347)	(1,298)
Options outstanding at end of year	**140,018**	**162,644**	**170,892**

All options granted under the 1997 plan have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan. Transactions involving the Plan are summarized as follows:

	2004	2003	2002
Options outstanding at beginning of year	155,391	85,006	20,538
Granted	35,712	71,550	65,175
Canceled/Forfeited	(53,925)	(1,125)	(707)
Exercised	(375)	(40)	-
Options outstanding at end of year	**136,803**	**155,391**	**85,006**

All options granted under the 2002 plan have an exercise price between $10.14 and $22.42. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2004 thereby reducing the 2003 options by 50%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Stockholders' Equity, Continued:

Additional information regarding stock options outstanding as of December 31, 2004, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
7.75 to 10.00	22,625	7.00	$ 7.92	22,625	$ 7.92
10.01 to 15.00	141,307	7.54	12.77	93,607	12.88
15.01 to 20.00	77,177	6.68	17.86	44,352	18.18
20.01 to 25.00	35,712	11.00	20.66	-	-
	276,821	**7.71**	**$ 14.64**	**160,584**	**$ 13.65**

The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
Net Income:			
As reported	$ 673,459	1,439,833	1,066,144
Additional compensation cost	94,943	236,392	60,150
Pro forma net income	578,516	1,203,441	1,005,994
Basic earnings per share			
As reported	$ 0.41	0.88	0.65
Pro forma earnings per share	0.35	0.73	0.62

10. Stockholders' Equity, Continued:

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003, and 2002 respectively: expected volatility of .40 percent, .40 percent, and .34 percent; risk free interest rates of 4.0 percent, 3.7 percent, and 3.9 percent; dividend yields of .32 percent, .31 percent, and .30 percent, and for all years, expected lives of ten years.

11. Regulatory Matters:

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2004, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2004, Franklin Savings meets each of the capital requirements as follows:

	Computed regulatory requirements	Franklin's computed capital	Franklin's computed capital as a percent of total assets or risk-adjusted assets
Tier 1 capital	$10,841,000	22,336,000	8.2%
Risk-based capital	13,887,000	23,104,000	13.3%

12. Fair Values of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents and Investment in FHLB Stock

The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

Investment and Mortgage-Backed Securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

12. Fair Values of Financial Instruments, Continued:

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Deposits

The fair values of passbook accounts, NOW accounts, and the money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Borrowed Money

Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$ 10,082,631	10,082,631	2,550,518	2,550,518
Investment securities	30,740,542	30,740,542	43,210,566	43,210,566
Mortgage-backed securities	13,471,837	13,528,000	14,993,247	15,121,000
Loans receivable	202,947,750	203,489,000	199,936,694	200,682,000
Financial liabilities:				
Deposits	219,703,873	222,578,000	221,665,737	226,086,000
Borrowed money	27,600,491	27,384,000	25,709,376	25,824,000

	December 31, 2004		December 31, 2003	
	Contractual amount	Fair value	Contractual amount	Fair value
Unrecognized financial instruments:				
Commitments to extend credit	$ 2,037,000	2,037,000	1,978,000	1,978,000
Unfunded construction loans	2,162,000	2,162,000	2,286,000	2,286,000
Undisbursed lines of credit	16,129,000	16,129,000	16,596,000	16,596,000

13. Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31, 2004	2003	2002
Federal:			
Current	$ 384,402	748,136	454,986
Deferred	(92,721)	(13,099)	60,690
	$ 291,681	**735,037**	**515,676**

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31, 2004	2003	2002
Tax at statutory rates	$ 328,145	739,456	537,819
Benefit of tax exempt investment interest	(15,802)	(15,305)	(18,130)
Benefit of tax exempt BOLI income	(14,096)	-	-
Other	(6,566)	10,886	(4,013)
	$ 291,681	**735,037**	**515,676**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31, 2004	2003
Deferred tax asset arising from:		
Allowance for loan losses	$ 660,300	518,600
Deferred loan fees and costs	9,100	11,500
Investment in partnership	297,500	216,200
Unrealized loss on securities	12,800	23,000
Other, net	51,100	56,400
Total deferred tax assets	**1,030,800**	**825,700**
Deferred tax liability arising from:		
Depreciation	(91,200)	(27,500)
FHLB stock	(732,700)	(673,900)
Like-kind exchange	(103,100)	(103,100)
Total deferred tax liabilities	**(927,000)**	**(804,500)**
Net deferred tax asset	**$ 103,800**	**21,200**

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

14. Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented a noncontributory defined contribution plan during 1996. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $167,400, $185,400 and $170,400 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company also has an employee stock ownership plan (ESOP). Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2004, 2003 and 2002. At December 31, 2004, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

14. Benefit Plans, Continued:

All ESOP shares are considered outstanding for purposes of computing earnings per share for 2004, 2003 and 2002. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2004, the ESOP held 179,033 allocated shares and 2,420 shares committed to be allocated.

15. Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:	
2005	$ 174,854
2006	154,117
2007	155,917
2008	157,717
2009	132,217
Thereafter	297,428
	$ 1,072,250

Rent expense was $197,967, $205,114 and $201,644 in 2004, 2003 and 2002, respectively.

The Company, as lessor, leases a portion of its administrative office under operating leases which expire over the next four years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:	
2005	$ 100,701
2006	75,917
2007	72,545
2008	30,367
	$ 279,530

16. Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2004. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 2,798,157	1,753,475	1,658,456
Loans originated	49,244	670,694	175,952
Repayments	(510,019)	(89,196)	(80,933)
New director	-	463,184	-
Balance, end of year	**$ 2,337,382**	**2,798,157**	**1,753,475**

17. Loan Commitments:

In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments which generally consists of the right to receive a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed-rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At December 31, 2004, the Company's total commitment to extend credit was approximately $2,037,000, and the Company had commitments to disburse construction loans of approximately $2,162,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $16,129,000.

18. First Franklin Corporation - Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2004 and 2003 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2004 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

ASSETS

	December 31,	
	2004	2003
Cash	$ 272,389	281,602
Investment in Franklin Savings	22,216,453	22,153,052
Other assets	3,295,682	3,161,041
	$ 25,784,524	**25,595,695**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Borrowings	$ 1,150,000	1,150,000
Accrued expenses and other liabilities	524,080	632,184
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 356,161 shares in 2004 and 368,309 shares in 2003.	(3,550,867)	(3,682,217)
Retained earnings	21,483,606	21,337,640
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(24,938)	(44,555)
	$ 25,784,524	**25,595,695**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

18. First Franklin Corporation - Parent Company Only Financial Information, Continued:

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2004	2003	2002
Equity in earnings of Franklin Savings	$ 793,784	1,531,955	1,090,291
Interest income	1,507	1,031	1,252
Operating expenses	(458,945)	(404,045)	(360,156)
Other Income	242,163	228,192	242,157
Federal income tax benefit	94,950	82,700	92,600
Net Income	**673,459**	**1,439,833**	**1,066,144**

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 673,459	1,439,833	1,066,144
Equity in earnings of Franklin Savings	(793,784)	(1,531,955)	(1,090,291)
Dividend received from Franklin Savings	750,000	750,000	-
Change in other assets and liabilities	(206,245)	(112,256)	(65,683)
Net cash provided (used) by operating activities	**423,430**	**545,622**	**(89,830)**
Cash flows from investing activities:			
Net repayments of loans to Franklin Savings	-	-	125,000
Purchase of investment from Franklin Savings	-	-	(1,095,008)
Net cash used by investing activities	**-**	**-**	**(970,008)**
Cash flows from financing activities:			
Payment of dividends	(527,493)	(508,309)	(489,007)
Borrowed money	-	104,992	1,220,008
Issuance of treasury stock	94,850	70,836	260,059
Net cash provided (used) by financing activities	**(432,643)**	**(332,481)**	**991,060**
Net increase (decrease) in cash	(9,213)	213,141	(68,778)
Cash at beginning of year	281,602	68,461	137,239
Cash at end of year	**$ 272,389**	**281,602**	**68,461**

In 2002, Franklin Savings sold its $1 million investment in Financial Institutions Partners III. L.P. to First Franklin. The investment was sold at the estimated fair market value of $1,095,008. First Franklin financed this transaction with borrowings from a bank. The gain on the sale from this transaction is eliminated in consolidation.

19. Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2004, is presented:

BALANCE SHEET

ASSETS

Cash	$	258,144
Other assets		15,000
	$	**273,144**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Equity		273,144
	$	**273,144**

STATEMENT OF OPERATIONS

Revenues:		
Interest Income	$	4,035
Service fees and other		115
Operating expenses		(1,123)
Income before federal income tax		**3,027**
Federal income tax		1,029
Net income	**$**	**1,998**

a. Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b. Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c. Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$	110,000
Retained earnings		163,144
	$	**273,144**

20. Earnings Per Share:

Earnings per share (EPS) for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

	For the year ended December 31, 2004		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 673,459	1,647,510	$ 0.41
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	84,594	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 673,459	1,732,104	$ 0.39

	For the year ended December 31, 2003		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,439,833	1,638,591	$ 0.88
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	49,396	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,439,833	1,687,987	$ 0.85

	For the year ended December 31, 2002		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,066,144	1,628,260	$ 0.65
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,066,144	1,628,260	$ 0.65

The effect of the stock options was anti-dilutive for the year ended December 31, 2002, therefore the stock options were not included in the dilutive EPS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

21. Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2004 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 3,476	3,374	3,388	3,396
Interest expense	1,888	1,870	1,876	1,895
Net interest income	**1,588**	**1,504**	**1,512**	**1,501**
Provision for loan losses	62	80	72	203
Net interest income after provision for loan losses	**1,526**	**1,424**	**1,440**	**1,298**
Noninterest income	350	285	257	304
Noninterest expense	1,454	1,450	1,513	1,502
Income before federal income taxes	**422**	**259**	**184**	**100**
Federal income taxes	141	85	54	12
Net income	**$ 281**	**174**	**130**	**88**
Earnings per common share				
Basic	**$ 0.17**	**0.11**	**0.08**	**0.05**
Diluted	**$ 0.16**	**0.10**	**0.08**	**0.05**

	2003 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 3,943	3,714	3,615	3,563
Interest expense	2,433	2,273	2,140	1,941
Net interest income	**1,510**	**1,441**	**1,475**	**1,622**
Provision for loan losses	61	53	72	50
Net interest income after provision for loan losses	**1,449**	**1,388**	**1,403**	**1,572**
Noninterest income	565	637	592	297
Noninterest expense	1,400	1,486	1,410	1,432
Income before federal income taxes	**614**	**539**	**585**	**437**
Federal income taxes	207	183	192	153
Net income	**$ 407**	**356**	**393**	**284**
Earnings per common share				
Basic	**$ 0.25**	**0.22**	**0.24**	**0.17**
Diluted	**$ 0.25**	**0.21**	**0.23**	**0.16**

First Franklin Corporation

Officers

Thomas H. Siemers
President - CEO

Daniel T. Voelpel
Vice President - CFO

Gretchen J. Schmidt
Secretary - Treasurer

Directors

Richard H. Finan
Attorney

Donald E. Newberry, Sr.
Pastor, Lee Chapel AME Church

John L. Nolting
President and CEO, DataTech Services, Inc.

Thomas H. Siemers
President and CEO

Mary W. Sullivan
Attorney

Franklin Savings & Loan Company

Officers

Thomas H. Siemers
President - CEO

Gregory W. Meyers
Vice President - CLO

John P. Owens
Vice President - Special Projects

Gretchen J. Schmidt
Vice President - COO

Lawrence J. Spitzmueller
Vice President - Compliance & Internal Audit

Daniel T. Voelpel
Vice President - CFO


Corp.
Direct

Chief Counsel

Maurice A. Niehaus

Directors

Richard H. Finan
John J. Kuntz
Donald E. Newberry, Sr.
John L. Nolting
Gretchen J. Schmidt
Thomas H. Siemers
Mary W. Sullivan



Directors Emeriti

Mary J. Hunter
Francis J. Macke

First Franklin Corporation

CORPORATE OFFICE

750 Ashwood Drive

Cincinnati, Ohio 45241

(513) 469-5352